Exhibit 4.23

AMENDMENT

THIS AMENDMENT (the “Amendment”) is made by and between by and between Can-Fite Biopharma Ltd. an Israeli company, whose address is 10 Bareket Street, Petach Tikva, Israel (“Can-Fite”); Univo Pharmaceuticals Ltd. an Israeli company, whose address is 20 Ha’Harash street, Ashkelon, Israel (“Univo”) and UNV Medicine Ltd. an Israeli company, whose address is 20 Ha’Harash street, Ashkelon, Israel (“UNV”) (each a “Party” and collectively, the “Parties”).

WHEREAS, the Parties entered into a Collaboration Agreement dated September 10, 2019, a copy of which is attached hereto as Exhibit A (the “Agreement);

WHEREAS, the Parties desire to expand the collaboration under the Agreement and also to amend certain of the terms of the collaboration between them, all as set out herein;

NOW THEREFORE, the parties warrant, agree and undertake as follows:

1.	Unless otherwise defined herein, all capitalized terms in this Amendment shall have the meanings ascribed to them in the Agreement.

2.	The sixth Whereas, shall be replaced with the following:

“WHEREAS Can-Fite believes that cannabinoids are highly attractive drug candidates and that collaborating with Univo and UNV (collectively, the “Univo Group”), with respect to their pharma grade medical cannabis (the “Univo Product”) is highly advantageous for the Purpose; and”

3.	The seventh Whereas, shall be replaced with the following:

“WHEREAS the Parties would like to collaborate in the discovery, development and commercialization of pharmaceuticals derived from cannabis or cannabinoids, including CBD and additional cannabis compounds (collectively, “Cannabis”) for treating cancer, inflammatory, autoimmune, metabolic diseases (the “Field”) and the combination of Cannabis with namodenoson in Liver Cancer and additional oncological indications”.

4.	In Section 2.4(ii), instead of a period of 10 years, it is hereby agreed that the Agreement shall expire on December 31, 2021 (if not earlier, in accordance with subsection 2.4(i)).

5.	A new Section 2.7 shall be added to the Agreement, as follows:

“2.7 Univo Group hereby represents that the manufacturing facility in which the Univo Products are manufactured, is an IMC-GMP certified facility.”

6.	In Section 3.3., after the words “….utilize the Services” the words “and the Univo Products…..” shall be added.

7.	In Section 3.5, after the words “..(a) UNV’s Services” the words “and the Univo Products…” shall be added.

8.	Section 3.6 shall be changed as follows:

3.6	“In the framework of the parties collaboration, Can-Fite hereby grants to the Univo Group a nontransferable, irrevocable (except as set forth in this Agreement), unlimited (?) during the term of this Agreement, royalty-free (except as specified in this Agreement), exclusive (in the Field and except in relation to Can-Fite), license to use and exploit the Assay with respect to the Univo Products in the Field (the “License”) under the terms and conditions contained herein. It is hereby agreed, that the only payments to be made by the Univo Group, if any, in connection with the License, are those set forth under Section 6.3 below.”

9.	A new Section 3.8 shall be added to the Agreement, as follows:

“3.8 As an expansion of the collaboration hereunder, UNV shall provide to Can-Fite the UNV Services hereunder and the Univo relating to the combination of cannabis with Liver Cancer and additional oncological indications, to be provided by Can-Fite (the “Expanded Collaboration”). Can-Fite has agreed to fund the UNV Services provided in relation to such Extended Collaboration with an amount of US$200,000 per each indication, to be paid in two (2) installments, against an invoice received from UNV, on April 1, 2020 (US$200,000) and July 1, 2020 (US$200,000), the first installment conditioned that by such time, the UNV Facility shall be equipped in order to perform the Services set out herein, at the sole discretion of Univo.”

10.	Section 4.1, the words “Cannabis product” shall be replaced with the words “Univo Product”.

11.	Section 5 of the Agreement shall be deleted and Golan Biton shall resign from the board of directors of Can-Fite, concurrently with the signing of the Amendment, citing resignation due to time constraints preventing him from serving on the Can-Fite board.

12.	Section 6.1, the words “Cannabis product” shall be replaced with the words “Univo Product”.

13.	Section 6.2 shall be amended so that the words “their Cannabis product” shall be replaced with the words “Univo Product” and it is clarified that any right that is granted to UNV under this Section 6.2 is granted under the License (as defined in Section 3.6) and for the duration of such a License.

14.	Section 6.3 shall be amended so that the Parties will equally share all associated Net Profits (as defined below) received by either UNV or, as applicable, Can Fite, which derive from the screening through the Assay of any Univo Product.

15.	The term “Net Profits” for purpose of Section 6.3 shall refer to the total gross amount actually received by UNV or, as applicable, by Can Fite, in connection with the provision of services to third parties by using the Assay to screen the Univo Products (including without limitation by way of advance payment on account of services) (“Revenue”), in all cases after deduction of (i) all of UNV’s documented expenses associated therewith (including reasonable and approved in writing by the Parties overhead costs); (ii) amounts repaid, credited, refunds, rebates or retroactive price reduction; (iii) tariffs, duties, excises, sales taxes or other taxes imposed upon and paid directly with respect to the Revenue; and (iv) freight, insurance and other transportation charges incurred with respect to the Revenue.

16.	Section 8.7, the words “Cannabis product” shall be replaced with the words “Univo Product”.

17.	It is clarified that nothing in the Agreement or the Amendment shall create an exclusive relationship between the Parties and (a) Can-Fite shall be entitled to develop the Assay with any product which is not cannabis based, with any third party, and (b) the Univo Group shall be entitled to engage with any third party in relation to the Univo Product, provided only that under the License as set forth in Section 3.6, and for its duration, Univo Group shall enjoy exclusivity (in the Field and except in relation to Can Fite) on the Assay. Any reference in the Agreement to UNV’s marketing and sales of services based on the Assay shall refer to marketing and sales of services based on the Assay with respect to the Univo Products only and, as between the parties, Can-Fite shall retain all its rights including marketing and sales of services based on the Assay with respect to any Cannabis product that is not the Univo Products.

18.	Schedule 2.4 of the Agreement shall be amended to reflect a new per hour laboratory use rate and a new per hour consultancy services rate to USD 750.

19.	All other terms and conditions of the Agreement shall continue in full force and effect until the termination of employment(?).

20.	In the event of an inconsistency between the terms and conditions contained herein and the terms and conditions contained in the Agreement, the terms and conditions contained herein shall govern.

21.	This Amendment shall be deemed to have come into force on the date hereof.

22.	This Amendment shall be governed by the laws of the State of Israel, excluding its conflicts of laws principles, and the competent court in Tel-Aviv shall have sole jurisdiction over any dispute arising from this Amendment or related to this Amendment, in any way.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first set forth above.

Can-Fite Biopharma Ltd.		Univo Pharmaceuticals Ltd.

By:	/s/ Pnina Fishman	By:	/s/ Golan Bitton
Title:	CEO	Title:	CEO

UNV Medicine Ltd.

		By:	/s/ Golan Bitton
Title:

Exhibit A

Collaboration Agreement